

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 1, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Eleftherios Papatrifon
Excel Maritime Carriers LTD
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX Bermuda

> **Re:** **Excel Maritime Carriers LTD**
> **Form 20-F for the year ended December 31, 2007**
> **File No. 001-10137**

Dear Mr. Papatrifon:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

     Sincerely,

David R. Humphrey
Branch Chief